
September 22, 2021

Gust Kepler
Chief Executive Officer
Blackboxstocks, Inc.
5430 LBJ Freeway, Suite 1485
Dallas, TX 75240

> **Re: Blackboxstocks, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 21, 2021**
> **CIK No. 0001567900**

Dear Mr. Kepler:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff McPhaul, Esq.